TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN
(C.P.O [redacted], JAPAN)

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F 4224
02055882

FILE NO. 82-3919

October 25, 2002

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02 NOV -5

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

- Adjustment to the forecast of operating results for the fiscal year ending March 31, 2003

With kind regards,

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

dlw 11/14

FILE NO. 82-3919

(Translation)

October 22, 2002

BANDAI CO., LTD.

Code No. 7967

Person to contact:
Yusuke Fukuda
General Manager of President's Office
TEL (03) 3847-5005

Adjustment to the forecast of operating results for the fiscal year ending March 31, 2003

In accordance with recent changes in operating results, the forecast of operating results for the fiscal year ending March 31, 2003 (from April 1, 2002 to March 31, 2003), as given at the time of publication of the financial statements of BANDAI CO., LTD. (the "Company") on May 9, 2002, is adjusted as described in the following tables:

Description

1. Adjustment to the forecast of consolidated operating results for the interim period of the fiscal year ending March 31, 2003 (from April 1, 2002 to September 30, 2002):

(million yen, %)

	Net Sales	Recurring Income	Net Income for the Period
Previous forecast (A) (publicized on May 9, 2002)	114,000	10,500	5,500
Adjusted forecast (B)	113,500	13,500	7,000
Amount of increase or decrease (B-A)	(-) 500	3,000	1,500
Rate of increase or decrease	(-) 0.4	28.6	27.3
Previous results (for the interim period ended September 30, 2001)	110,321	11,789	5,564

2. Adjustment to the forecast of non-consolidated operating results for the interim period of the fiscal year ending March 31, 2003 (from April 1, 2002 to September 30, 2002):

(million yen, %)

	Net Sales	Recurring Income	Net Income for the Period
Previous forecast (A) (publicized on May 9, 2002)	60,000	4,600	2,500
Adjusted forecast (B)	61,500	6,300	3,500
Amount of increase or decrease (B-A)	1,500	1,700	1,000
Rate of increase or decrease	2.5	37.0	40.0
Previous results (for the interim period ended September 30, 2001)	57,493	5,093	2,444

3. Adjustment to the forecast of consolidated operating results for the whole-year period of the fiscal year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

(million yen, %)

	Net Sales	Recurring Income	Net Income for the Period
Previous forecast (A) (publicized on May 9, 2002)	235,000	23,500	12,000
Adjusted forecast (B)	230,000	24,500	12,500
Amount of increase or decrease (B-A)	(-) 5,000	1,000	500
Rate of increase or decrease	(-) 2.1	4.3	4.2
Previous results (for the fiscal year ended March 31, 2002)	227,930	21,992	10,643

4. Adjustment to the forecast of non-consolidated operating results for the whole-year period of the fiscal year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

(million yen, %)

	Net Sales	Recurring Income	Net Income for the Period
Previous forecast (A) (publicized on May 9, 2002)	125,000	10,000	5,500
Adjusted forecast (B)	120,000	10,800	6,000
Amount of increase or decrease (B-A)	(-) 5,000	800	500
Rate of increase or decrease	(-) 4.0	8.0	9.1
Previous results (for the fiscal year ended March 31, 2002)	118,412	8,636	4,303

5. Reasons for the adjustment are as follows:

Consolidated operating results

As to consolidated operating results for the interim period of the fiscal year ending March 31, 2003, net sales are estimated to slightly fall below the previous forecast due to a delay in launching DVD software and theatrical films in the Company's media business while its home video game business showed good performance. However, income is estimated to exceed the previous forecast due to an improved ratio of gross profit to net sales.

As to consolidated operating results for the whole-year period of the fiscal year ending March 31, 2003, net sales are estimated to fall below the previous forecast due to slumping private spending affected by the sense of uncertainty about the future and the flagging toy market in general. Income is estimated to exceed the previous forecast due to an improved ratio of gross profit to net sales.

Non-consolidated operating results

As to non-consolidated operating results for the interim period of the fiscal year ending March 31, 2003, net sales are estimated to exceed the previous forecast as the Company's boys' character toys, including "Power Rangers (Ninpu Sentai Harikenjer)" and "Masked Rider Ryuki", and its home video game software, including "Mobile Suite Gundam" and ".hack" series, enjoyed high popularity. Income is estimated to exceed the previous forecast due to an improved gross profit to net sales while operating expenses, including

research and development expenses relating to new merchandise in the future, are expected to increase.

As to non-consolidated operating results for the whole-year period of the fiscal year ending March 31, 2003, the Company's boys' character toys, including "Mobile Suite Gundam" and "Masked Rider Ryuki", are expected to sustain enduring popularity but sales of its general toys (or what we call "authentic toys") and girls' toys are anticipated to remain stagnant due to the anemic toy market in general. Thus, net sales are estimated to fall below the previous forecast as a whole. However, income is estimated to exceed the previous forecast due to an improved gross profit to net sales.

* The above forecasts were calculated based on information available as of the date of publication hereof. Hence, depending on various factors in the future, the actual operating results may differ from these forecasts.

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